UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

King Digital Entertainment plc

(Name of Issuer)

Ordinary shares, $0.00008 nominal value per share

(Title of Class of Securities)

G5258J 109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G5258J 109	Page 2 of 5 Pages

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melvyn Morris
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British
Number of shares beneficially owned by each reporting person with	5	Sole voting power 35,616,659 (1)
	6	Shared voting power 0
	7	Sole dispositive power 35,616,659 (1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 35,616,659 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 11.1% (2)
12	Type of reporting person IN

(1)	Represents 35,616,659 ordinary shares held by the Reporting Person and nil ordinary shares subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2014.
(2)	Based on 321,958,914 shares of the Issuer’s ordinary shares outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person.

13G

CUSIP No. G5258J 109	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

King Digital Entertainment plc

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Fitzwilton House

Wilton Place

Dublin 2

Ireland

Item 2(a)	Name of Person Filing:

Melvyn Morris

Item 2(b)	Address of Principal Business Office or, If None, Residence

Redmire Gap

Intakes Lane

Turnditch

Derbyshire DE56 2LU

United Kingdom

Item 2(c)	Citizenship:

British

Item 2(d)	Title of Class of Securities:

Ordinary shares, $0.00008 nominal value per share

Item 2(e)	CUSIP Number:

G5258J 109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

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CUSIP No. G5258J 109	Page 4 of 5 Pages

Item 4.	Ownership

The following information with respect to the ownership of the Issuer’s ordinary shares by the Reporting Person is provided as of December 31, 2014:

(a)	Amount beneficially owned:

See Row 9 of the table above for the Reporting Person

(b)	Percent of class:

See Row 11 of the table above for the Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the table above for the Reporting Person

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the table above for the Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the table above for the Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

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CUSIP No. G5258J 109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

/s/ MELVYN MORRIS
Melvyn Morris